UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section l3 and l5(d) of the Securities Exchange Act of l934

July 31, 2009
Date of report (date of earliest event reported)

GATEWAY TAX CREDIT FUND II LTD.
(Exact Name of Registrant as Specified in Its Charter)

Florida	0-19022	65-0142704
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway	St. Petersburg, FL 33716
(Address of Principal Executive Offices)	(Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On May 22, 2009 and effective June 30, 2009, Jonathan Oorlog resigned as the Vice President & Chief Financial Officer of Raymond James Tax Credit Funds, Inc., the Managing General Partner of the Company. Mr. Oorlog accepted the position of Vice President, Financial Reporting at Raymond James Financial, Inc., the parent company of Raymond James Tax Credit Funds, Inc.

Toni Matthews, age 52, was appointed as Vice President & Chief Financial Officer of the Managing General Partner, effective July 1, 2009. Since 2004 Ms. Matthews has held several positions including Director of Financial Reporting and most recently since 2005 as Director of Investor Reporting for the Managing General Partner of the Company.

Exhibit No. Description

None

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GATEWAY TAX CREDIT FUND II LTD.
(A Florida Limited Partnership)
By: Raymond James Tax Credit Funds, Inc.
(the Managing General Partner)

Date: <u>July 31, 2009</u>   By: <u>/s/ Toni S. Matthews</u>
                                                                                       Name: Toni S. Matthews
                                                                                       Vice President and Chief Financial Officer
                                                                                       Raymond James Tax Credit Funds, Inc.
                                                                                       (the Managing General Partner)